EXHIBIT 99.1

Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2014 and 2013
(Expressed in Canadian Dollars)
(Unaudited)

EXETER RESOURCE CORPORATION

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Vancouver, Canada
August 13, 2014

Exeter Resource Corporation Condensed Interim Consolidated Statements of Financial Position (Expressed in Thousands of Canadian Dollars, Except Share Data) (Unaudited)

		June 30, 2014	December 31, 2013
Assets

Current
Cash and cash equivalents	(Note 4)	$35,375	$40,435
Amounts receivable and prepaid expenses		259	237
Due from related party	(Note 9)	16	21
Other financial assets	(Notes 3 and 5)	47	63
		35,697	40,792

Property and equipment		104	131
		$35,801	$40,923

Liabilities

Current
Accounts payable and accrued liabilities		$843	$853
Due to related parties	(Note 9)	44	42
		887	895

Shareholders’ Equity

Share capital	(Note 7)	246,089	246,089
Contributed surplus		44,246	43,999
Deficit		(255,450)	(250,094)
Accumulated other comprehensive gain		29	34
		34,914	40,028
		$35,801	$40,923

Contractual Obligations	(Note 12)

Approved by the Directors:
“John Simmons”	Director
“Robert Reynolds”	Director

See accompanying notes to the condensed interim consolidated financial statements

Exeter Resource Corporation
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (Expressed in Thousands of Canadian Dollars, Except Share Data) (Unaudited)

		Three month ended June 30		Six months ended June 30
		2014	2013	2014	2013
Income
Interest income		$123	$166	$262	$341
Expenses
Accounting and audit		7	22	12	38
Administration salaries and consulting	(Note 8)	154	406	317	748
Amortization		10	13	21	25
Directors’ fees	(Note 8)	38	394	138	901
Foreign exchange (gain) loss		(3)	(4)	4	15
General and administration	(Note 11)	104	129	268	314
Legal fees		36	17	55	41
Loss on available for sale investments	(Note 5)	16	125	16	125
Management fees	(Note 8)	71	263	179	589
Mineral property exploration expenditures	(Notes 6 and 8)	2,082	4,619	4,231	9,440
Shareholder communications		146	249	258	405
Stock exchange listing and filing fees		-	28	119	94
		2,661	6,261	5,618	12,735
Net loss for the period		$2,538	$6,095	$5,356	$12,394
Other comprehensive (income) loss for the period
Items that may be reclassified to profit or loss:
Currency translation difference		8	4	5	(27)
Net loss and comprehensive loss for the period		$2,546	$6,099	$5,361	$12,367

Basic and diluted loss per common share from loss for the period		$(0.03)	$(0.07)	$(0.06)	$(0.14)
Weighted average number of common shares outstanding		88,407,753	88,407,753	88,407,753	88,407,753

See accompanying notes to the condensed interim consolidated financial statements

Exeter Resource Corporation
Condensed Interim Consolidated Statements of Cash Flow (Expressed in Thousands of Canadian Dollars, Except Share Data) (Unaudited)

For the six months ended June 30,		2014	2013

Operating Activities
Net loss for the period		$(5,356)	$(12,394)
Non-cash items:
Amortization		21	25
Loss on available for sale investments	(Note 5)	16	125
Share-based compensation	(Note 8)	247	2,418
		(5,072)	(9,826)
Changes in non-cash working capital items:
Amounts receivable and prepaid expenses		12	458
Due from related parties		5	11
Due to related parties		2	(28)
Accounts payable and accrued liabilities		17	(396)

Cash flows from operating activities		(5,036)	(9,781)

Investing Activities
Acquisition of property and equipment		-	(22)
Acquisition of investment securities		-	(250)
Cash flows from investing activities		-	(272)
Effect of foreign exchange rate change on cash and cash equivalents		(24)	28
Net decrease in cash and cash equivalents		(5,060)	(10,025)
Cash and cash equivalents – beginning of the period		40,435	55,237
Cash and cash equivalents – end of the period		$35,375	$45,212

See accompanying notes to the condensed interim consolidated financial statements

Exeter Resource Corporation Condensed Interim Consolidated Statements of Changes in Equity (Expressed in Thousands of Canadian Dollars, Except Share Data) (Unaudited)

		Issued Share Capital
		Number of Shares	Amount	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity

Balance - December 31, 2012		88,407,753	$246,089	$40,3337	$(231,043)	$16	$55,399
Activity during the period:
-	Share-based compensation	-	-	2,418	-	-	2,418
-	Other comprehensive income	-	-	-	-	(98)	(98)
-	Net loss for the period	-	-	-	(12,269)	-	(12,269)
Balance - June 30, 2013		88,407,753	$246,089	$42,755	$(243,312)	$(82)	$45,450
Activity during the period:
-	Share-based compensation	-	-	1,244	-	-	1,244
-	Other comprehensive income	-	-	-	-	116	116
-	Net loss for the period	-	-	-	(6,782)	-	(6,782)
Balance - December 31, 2013		88,407,753	$246,089	$43,999	$(250,094)	$34	$40,028
Activity during the period:
-	Share-based compensation	-	-	247	-	-	247
-	Other comprehensive loss	-	-	-	-	(5)	(5)
-	Net loss for the period	-	-	-	(5,356)	-	(5,356)
Balance - June 30, 2014		88,407,753	$246,089	$44,246	$(255,450)	$29	$34,914

  See accompanying notes to the condensed interim consolidated financial statements

Exeter Resource Corporation Notes to the Condensed Interim Consolidated Financial Statements For the six months ended June 30, 2014 and 2013 (Unaudited)

1.	Nature of Business

Exeter Resource Corporation (“Exeter” or the “Company”) is an exploration stage company incorporated under the laws of British Columbia, Canada and together with its subsidiaries, it is engaged in the acquisition and exploration of mineral properties located in the Americas.

The Company is in the process of exploring its mineral properties. The continued operations of the Company is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of such properties, and the profitable production from or disposition of such properties.

The Company has its primary listing on the Toronto Stock Exchange and a secondary listing on the NYSE MKT.  The Company’s head office is located at 1660 - 999 West Hastings Street, Vancouver, BC, Canada, V6C 2W2.

2.	Basis of Preparation

These condensed interim consolidated financial statements have been prepared in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Accordingly, the accounting policies followed by the Company are set out in Note 3 of the audited consolidated financial statements for the year ended December 31, 2013, and have been consistently followed in the preparation of these condensed interim consolidated financial statements, except as described below. These condensed interim consolidated financial statements have been prepared in accordance with IFRS, as applicable to interim financial reports including IAS 34 ‘Interim Financial Reporting’.  These consolidated interim consolidated financial statements do not include all the information and note disclosure required by IFRS for annual financial statements, and therefore, should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2013.  These condensed interim consolidated financial statements were approved by the Board of Directors on August 13, 2014.

a)	New accounting policies adopted

As of January 1, 2014, the Company adopted the new and amended IFRS pronouncements in accordance with the transitional provisions outlined in the respective standards.  The Company has adopted these new and amended standards without significant effect on its financial statements.

Amendment to IAS 32 – Financial Instruments – presentation

These amendments are to the application guidance in IAS 32, Financial Instruments: Presentation, and clarify some of the requirements for offsetting assets and financial liabilities on the statement of financial position.

Amendment to IAS 36 – Impairment of Assets

This amendment changes the disclosure requirements regarding the recoverable amount in circumstances where an impairment loss has been recognized or reversed, when there has been no impairment of a cash generating unit with goodwill or intangible assets and to require additional disclosure when an impairment of assets is based on fair value less costs of disposal.

IFRIC 21 – Levies

This is an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event, known as an obligating event. The interpretation clarifies that the obligation event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy.

Exeter Resource Corporation Notes to the Condensed Interim Consolidated Financial Statements For the six months ended June 30, 2014 and 2013 (Unaudited)

3.	Financial Instruments

Financial assets and liabilities that are recognized on the statement of financial position at fair value can be classified in a hierarchy that is based on the significance of the inputs used in making the measurements.  The levels in the hierarchy are:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

(in thousands)	Quoted prices in active markets for identical assets (Level 1)
Financial Asset Available-for-sale investments carried at fair value
Shares	$47
Total	$47

The Company has no financial assets or financial liabilities measured at fair value classified as level 2 or level 3.

The carrying amount of accounts receivable, accounts payable and accrued liabilities and due to and from related parties approximates fair value due to the short term of these financial instruments.

4.	Cash and Cash Equivalents

(in thousands)	June 30, 2014	December 31, 2013
Cash
Investment savings accounts	$35,375	$40,435
Total	$35,375	$40,435

5.	Other Financial Assets

The Company holds 1,562,500 common shares in San Marco (see note 6(a)).

	June 30, 2014	December 31, 2013
Number of shares held	1,562,500	1,562,500

(in thousands)
Cost	$250	$250
Market value – beginning of period	$63	$250	*
Change in fair value	(16)	(187)
Market value – end of period	$47	$63

* Acquired during the 2013 year (Note 6(a)).

Exeter Resource Corporation Notes to the Condensed Interim Consolidated Financial Statements For the six months ended June 30, 2014 and 2013 (Unaudited)

6.	Mineral Properties - Acquisition and Exploration Costs

a)	Acquisition Costs

Caspiche

By an agreement dated October 11, 2005 and subsequently amended, the Company acquired the right to review a number of properties in the Maricunga region of Chile. Under the terms of the agreement, the Company had the right to earn a 100% interest in the properties by incurring aggregate expenditures of US$2.55 million over five years including conducting 15,500 meters (“m”) of drilling with the vendor retaining a 3% net smelter royalty (“NSR”) in the properties.

Having met the requirements to earn its interest in the properties, effective February 14, 2011 the Company exercised its option and acquired the properties subject to the NSR and the vendor’s buy back right by re-paying certain of the Company’s expenditures incurred on the property if the property is not put into production within 15 years of exercising the option. In addition, the Company will be required to pay a further 0.08% NSR from production pursuant to an agreement with a private entity. The Company is required to make an advance annual royalty payment of US$250,000 up until March 31, 2020 (US$1,000,000 paid to June 30, 2014) and thereafter US$1 million annually for the period March 31, 2021 to March 31, 2025 or until commencement of commercial production, should production commence prior to March 31, 2025, at which time the advance royalty will cease and NSR will be payable.

Sideral project

On March 1, 2011 the Company announced it had entered into an option agreement to acquire 100% of the Sideral project adjacent to its Caspiche project. The agreement provides for the Company to acquire 100% of the Sideral property by meeting escalating annual drilling requirements, to a total of 15,000 m, within four years. After the 15,000 m of drilling is completed, the vendor has a once only back in right to acquire a 60% interest in the property, provided the discovery of a deposit of greater than 100 million tons at a grade of +0.5% copper has been made. Should the vendor elect to back in, it will be required to repay the Company three times its expenditure on the property, alternatively its interest will revert to a 2% NSR. The Company has the right to purchase 50% of the NSR for $10 million.

Water agreement

On May 8, 2013 the Company’s Chilean subsidiary, Sociedad Contractual Minera Eton Chile (“Eton”), entered into a Water Agreement with the Chilean subsidiary of Canadian company Atacama Pacific Gold Corporation (“Atacama”).  The Water Agreement covers the potential exploration for subsurface water associated with granted tenements near Penas Blancas (Laguna Verde) and Cuenca Two, located in northern Chile.  Each company had the rights to a 50% interest in each water tenement granted.  Atacama holds its interest in the tenements pursuant to an option agreement with a related Chilean company Minera Hydro Exploraciones SPA (“Hydro”).  In February 2014, the Water Agreement was amended whereby the Company has the option to acquire 80% of Atacama’s interest from Hydro such that it has a 90% interest in the water tenements and will incur 90% of the costs associated with exploration, and Atacama will incur 10%.  In addition the Company and Atacama are required to pay US$15,000 per litre per second to Hydro for 50% of any water rights approved by the General Directorate of Water Resources in Chile to a maximum of US$1 million.  In addition, Eton will pay US$5,000 per month to Hydro from the date of any application for water rights for assisting with securing such water rights.  The aggregate of the monthly payments are deductible from any amount payable to Hydro for water rights acquired.  Eton and Atacama have agreed to an initial US$1.5 million exploration program.  For the period ended June 30, 2014 the Company contributed and expensed approximately US$1,259,000.

Exeter Resource Corporation Notes to the Condensed Interim Consolidated Financial Statements For the six months ended June 30, 2014 and 2013 (Unaudited)

6.	Mineral Properties - Acquisition and Exploration Costs (Continued)

Land easement

On June 10, 2013 the Company announced that its application for surface rights had been granted by the Chilean Government.  The Company already has a lease agreement with the Chilean Government for the surface rights that correspond to its initial mineral rights in the area, and the new easement extends this area to cover most of its additional tenements as well as surfaces that may be required for Caspiche development.  In order to maintain these rights, the Company paid US$1.5 million and is required to make 9 further payments of approximately US$600,000 annually commencing December 31, 2013 (paid US$600,000 to June 30, 2014), which are valid for 25 years.  The Company can terminate the agreement, without penalty, if the Caspiche project does not advance.

MEXICO

On March 4, 2013, the Company announced that it had entered into two option and joint venture agreements with Canadian company, San Marco, for the exploration of the Angeles and La Buena gold-silver properties located in Mexico.

Angeles

Exeter had a staged option to earn up to an 70% interest in the Angeles property by incurring an aggregate of $20.0 million in exploration expenditures over 7 years. Exeter was also required to make cash payments totaling $950,000 staged over 7 years.  All cash payments were to be made by way of a private placement purchase of San Marco’s common shares at a price equal to a premium of 25% to the 20 day volume weighted average price (“VWAP”) of San Marco’s shares on the TSX Venture Exchange (“TSX-V”).  The Company paid $100,000 and acquired 625,000 common shares during 2013 (see Note 5).

The Company terminated the joint venture agreement in December 2013 due to adverse market conditions following the completion of $1 million of committed exploration expenditures.

La Buena

Exeter had the option to earn a 60% interest in the La Buena property by spending $15.0 million in exploration expenditures and by making cash payments of $650,000 staged over 5 years. All cash payments were to be made by way of a private placement purchase of San Marco’s common shares at a price equal to a premium of 25% to the 20 day VWAP of San Marco’s shares on the TSX-V.  The Company paid $150,000 and acquired 937,500 common shares during 2013 (see Note 5).

Following completion of $1.4 million in committed expenditures, the Company withdrew from the option in February due to exploration results not meeting expectations.

Exeter Resource Corporation Notes to the Condensed Interim Consolidated Financial Statements For the six months ended June 30, 2014 and 2013 (Unaudited)

6.	Mineral Properties - Acquisition and Exploration Costs (Continued)

b)	Exploration Costs

The tables below show the Company’s exploration expenditures for the periods ended
June 30, 2014 and 2013.

(in thousands)		2014
	Mexico	Chile	Total
Assays	$-	$99	$99
Consultants and contractors	-	434	434
Drilling	6	962	968
Engineering and geological *	17	586	603
Environmental	-	44	44
Field camp	-	474	474
IVA tax	(100)	202	102
Legal and title	2	459	461
Metallurgical	-	252	252
Office operations	2	129	131
Resource development	-	30	30
Travel	2	239	241
Wages and benefits	2	327	329
Water rights option/Access payments	25	38	63
Exploration costs	$(44)	$4,275	$4,231
Cumulative exploration costs	$2,603	$98,133	$100,736

* Includes share-based compensation as reflected below:

(in thousands)		2014
	Mexico	Chile	Total
Engineering and geological	$5	$99	$104
Total	$5	$99	$104

Exeter Resource Corporation Notes to the Condensed Interim Consolidated Financial Statements For the six months ended June 30, 2014 and 2013 (Unaudited)

6.	Mineral Properties - Acquisition and Exploration Costs (Continued)

b)	Exploration Costs

(in thousands)		2013
	Mexico	Chile	Total
Assays	$19	$44	$63
Consultants and contractors	23	406	429
Drilling	354	2,315	2,669
Engineering and geological *	585	933	1,518
Environmental	18	9	27
Field camp	21	361	382
IVA tax	99	513	612
Legal and title	64	410	474
Metallurgical *	1	146	147
Office operations	89	171	260
Resource development	-	33	33
Travel	68	228	296
Wages and benefits *	84	673	757
Water rights option/Access payments	-	1,773	1,773
Exploration costs	$1,425	$8,015	$9,440
Cumulative exploration costs	$1,425	$88,161	$89,586

* Includes share-based compensation as reflected below:

(in thousands)		2013
	Mexico	Chile	Total
Engineering and geological	$43	$376	$419
Metallurgical	-	75	75
Wages and benefits	-	153	153
Total	$43	$604	$647

Exeter Resource Corporation Notes to the Condensed Interim Consolidated Financial Statements For the six months ended June 30, 2014 and 2013 (Unaudited)

7.	Share Capital

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares.

8.	Stock Option Plan

The Company has adopted an incentive stock option plan (the “Plan”), the essential elements of which are as follows: On May 31, 2013, shareholders approved an amended Plan reducing the aggregate number of shares of the Company’s capital stock issuable pursuant to options granted under the Plan, such that options granted under the Plan may not exceed 10% of the issued and outstanding shares of the Company at the time of the option grant.  At June 30, 2014, the maximum number of options issuable under the Plan was 8,840,775.  The Plan provides for a limit on insider participation such that the shares reserved for issuance to insiders does not exceed 10% of the issued and outstanding shares of the Company.  Options granted under the Plan may have a maximum term of ten years, but options granted to date have had a life of 5 years.  Unless subsequently amended, the exercise price of options granted under the Plan will not be less than the last closing market price of the Company’s shares immediately preceding the grant date.  Options granted under the Plan may be subject to vesting at times as determined by the directors of the Company and the Toronto Stock Exchange.

A summary of the changes in share options during the period is as follows:

	June 30, 2014		December 31, 2013
	Options	Weighted Average Exercise Price

			Options	Weighted Average Exercise Price

Options outstanding, beginning of period	8,923,000	$1.30	10,530,150	$1.79
Granted	-	-	2,675,000	1.20
Cancelled	-	-	(1,613,400)	2.22
Forfeited	-	-	(50,000)	1.27
Expired	(230,000)	1.21	(2,618,750)	2.57
Options outstanding, end of period	8,693,000	$1.30	8,923,000	$1.30

There were nil (2013 - nil) options exercised during the period.

During 2013, option holders voluntarily surrendered 1,603,400 options and the Company accounted for these as cancellations whereby the unvested balance of the original fair value was immediately expensed in the amount of $nil.

Exeter Resource Corporation Notes to the Condensed Interim Consolidated Financial Statements For the six months ended June 30, 2014 and 2013 (Unaudited)

8.	Stock Option Plan (Continued)

The following table summarizes information about the stock options outstanding at June 30, 2014.

Outstanding Options				Exercisable Options
Range of Prices ($)	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
1.01 - 2.00	8,523,000	3.81	$1.27	7,393,000	$1.27
2.01 - 3.00	145,000	0.04	2.60	145,000	2.60
3.01 - 4.00	25,000	0.24	3.99	25,000	3.99
	8,693,000	3.74	$1.30	7,563,000	$1.31

Share-based Compensation

No options were granted by the Company during the period ended June 30, 2014.  The fair value of the 2,675,000 options granted by the Company during the period ended June 30, 2013 was estimated at the grant date using the Black-Scholes option pricing model with the following assumptions:

2013
Expected annual volatility	70%
Risk-free interest rate	1.42%
Expected life	5 years
Expected dividend yield	0.0%

Share-based compensation expense of $247,000 (2013 - $2,418,000) was recognised based on the vesting of options re-priced in 2012 and the vesting of options granted in prior periods with a corresponding amount allocated to contributed surplus.

    Share-based compensation has been allocated as follows:

(in thousands)	Three Months ended June 30		Six Months ended June 30
	2014	2013	2014	2013
Administration salaries and consulting	$23	$252	$56	$499
Directors’ fees	-	358	63	814
Management fees	-	203	24	458
Mineral property exploration expenditures	54	289	104	647
Total	$77	$1,102	$247	$2,418

Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s shares. Changes in input assumptions can materially affect the fair value estimate, and, therefore, these models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Exeter Resource Corporation Notes to the Condensed Interim Consolidated Financial Statements For the six months ended June 30, 2014 and 2013 (Unaudited)

9.	Related Party Transactions

An amount due from a related party of $16,000 at June 30, 2014 (December 31, 2013 - $21,000) is for the recovery of common expenditures from our associated company Rugby Mining Limited (“Rugby”), a corporation with directors in common.  The amounts due from Rugby are non-interest bearing and are due on demand.

Amounts due to related parties of $44,000 at June 30, 2014 (December 31, 2013 - $42,000) is for management, consulting and exploration fees and for expenses incurred while conducting the Company’s business. The amounts due to related parties are non-interest bearing and are due on demand.

During the period ended June 30, 2014 a total of $421,000 (2013 - $451,000) was paid or accrued for related party transactions as described below:

a)
Exploration and consulting fees of $100,000 (2013 - $180,000) were paid or accrued to a corporation of which a Co-Chairman and former President and CEO of the Company is a principal. As at June 30, 2014, the Company had amounts owing of $Nil (December 31, 2013 - $10,000) to this company.

b)
Exploration fees of $120,000 (2013 - $92,000) were paid or accrued to a corporation controlled by the Vice-President, Development and Operations. As at June 30, 2014, the Company had amounts owing of $22,000 (December 31, 2013 - $20,000) to this company.

c)
Management fees of $62,000 (2013 - $62,000) were paid to a corporation controlled by a Co-Chairman of the Company. As at June 30, 2014, the Company had amounts owing of $Nil (December 31, 2013 - $12,000) to this company.

d)
Management fees of $125,000 (2013 - $100,000) were paid or accrued to a corporation controlled by the Chief Financial Officer of the Company. As at June 30, 2014, the Company had amounts owing of $22,000 (December 31, 2013 - $Nil) to this company.

e)
The Company paid or accrued rent expense of $14,000 (2013 - $17,000) to a company controlled by a director of the Company. Of this amount, $6,000 (2013 - $8,000) was recovered from Rugby. As at June 30, 2014, the Company had amounts owing of $Nil (December 31, 2013 - $Nil) to this company.

During the period, the Company shared costs of certain common expenditures including administrative support, office overhead and travel with Rugby.

f)
The Company, along with Rugby, incurs certain expenditures for staff and exploration expenditures on behalf of each other. The net amount provided or incurred by the Company on behalf of Rugby during the period ended June 30, 2014 was $74,000 (2013 - $203,000). As at June 30, 2014, the Company had amounts receivable of $16,000 (December 31, 2013- $21,000) from Rugby. The amounts due from Rugby are non-interest bearing and are due on demand.

Exeter Resource Corporation Notes to the Condensed Interim Consolidated Financial Statements For the six months ended June 30, 2014 and 2013 (Unaudited)

10.           Executive Compensation

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel of the Company include executive officers and the board of directors.

The following compensation has been provided to key management personnel for the six month periods  ended June 30, 2014 and 2013.

(in thousands)	2014	2013
Compensation - cash	$537	$605
Share-based payments	241	1,359
Total	$778	$1,964

11.           Expenses by Nature

General and administration expense is made up of the following:

(in thousands)	Three Months ended June 30		Six Months ended June 30
	2014	2013	2014	2013
Bank charges	$2	$2	$5	$5
Office	49	48	99	106
Rent	48	40	109	75
Telecommunications	7	6	12	13
Transfer agent	3	7	8	12
Travel and promotion	1	26	35	103
Total	$110	$129	$268	$314

12.	Contractual Obligations

The Company leases offices in Canada and Chile and has expenditure, option payment, land easement payments and advance royalty obligations related to its properties.  Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant. Other financial commitments are summarized in the table below:

Payments Due by Year (in thousands)	Total	2014	2015 - 2016	2017 - 2018	2019 - 2025
Advance royalty payments	$6,937	$-	$534	$534	$5,869
Land easement payments	5,761	640	1,280	1,280	2,561
Office and equipment leases	406	140	266	-	-
Property access agreements	64	64	-	-	-
Property expenditure obligations	97	97	-	-	-
Total	$13,265	$941	$2,080	$1,814	$8,430

Exeter Resource Corporation Notes to the Condensed Interim Consolidated Financial Statements For the six months ended June 30, 2014 and 2013 (Unaudited)

13.	Segmented Information

The Company’s activities are all in the one industry segment of mineral property acquisition, exploration and development. The following disclosures are on a geographic basis:

As at June 30, 2014 (in thousands)	Canada	Mexico	Chile	Total
Cash and cash equivalents	$34,685	$-	$690	$35,375
Amounts receivable and prepaid expenses	225	-	34	259
Due from related parties	16	-	-	16
Other financial assets	47	-	-	47
Property and equipment	6	-	98	104
	34,979	-	822	35,801
Current Liabilities	(255)	-	(632)	(887)
	$34,724	$-	$190	$34,914
Three months ended June 30, 2014
Mineral property exploration expenditures	$-	$(95)	$2,177	$2,082
Net loss	$433	$(95)	$2,200	$2,538
Six months ended June 30, 2014
Mineral property exploration expenditures	$-	$(44)	$4,275	$4,231
Net loss	$1,084	$(44)	$4,316	$5,356

As at December 31, 2013 (in thousands)	Canada	Mexico	Chile	Total
Cash and cash equivalents	$40,074	$-	$361	$40,435
Amounts receivable and prepaid expenses	169	74	30	273
Due from related parties	21	-	-	21
Other financial assets	63	-	-	63
Property and equipment	1	-	130	131
	40,328	74	521	40,923
Current liabilities	(322)	-	(573)	(895)
	$40,006	$74	$(52)	$40,028
Three months ended June 30, 2013
Mineral property exploration expenditures	$-	$1,100	$3,519	$4,619
Net loss	$362	$1,225	$4,508	$6,095
Six months ended June 30, 2013
Mineral property exploration expenditures	$-	$1,425	$8,015	$9,440
Net loss	$1,491	$1,550	$9,353	$12,394